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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Charles River Laboratories International, Inc.
(Exact name of registrant as specified in its charter)

State of Delaware	001-15943	06-1397316
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

251 Ballardvale Street Wilmington, Massachusetts		01887
(Address of principal executive offices)		(Zip Code)

David P. Johst, telephone: (781) 222-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Form SD of Charles River Laboratories International, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule”), for the reporting period January 1, 2013 to December 28, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for the purpose of the Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of these products.  The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals.  The good faith reasonable country of origin was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.  Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals may have originated in the Covered Countries.

Product Overview

The Endotoxin and Microbial Detection (“EMD”) division of the Company contracts to manufacture for sale to third parties two (2) products that contain a conflict mineral.  Each of the “Endosafe®-PTS™ Portable Test System” (the “PTS”) and the “Endosafe®-MCS™ Multi-Cartridge System” (the “MCS” and collectively with the PTS, the “Endosafe Products”) contain tantalum and tin.

The PTS is a rapid, point-of-use test system that is comprised of a test cartridge along with a hand-held spectrophotometer.  The MCS combines 5 PTS devices (excluding the display, keypad and battery) into a small bench-top test system that connects to a desktop computer with a single USB connector.  The Endosafe Products perform four (4) types of tests:

•
The endotoxin test is used to determine if injectable therapeutics are safe for human use.  Many therapeutics are made in bacteria, and so endotoxin-testing is employed to ensure that a therapeutic product is endotoxin-free.  This testing is performed during drug manufacturing and production, and is not associated with direct medical treatment on persons.

•
The Gram ID assay, as performed on the Endosafe Products, replaces the Gram stain test, which has been used for over a century to distinguish groups of bacteria by identifying differences in the bacteria cell walls.  Rather than using stains to differentiate bacteria, the Endosafe Products measure the presence of cell walls; and the built-in software interprets the data to determine if a sample contains Gram positive bacteria, Gram negative bacteria, and/or yeasts and molds.

•
The Endosafe Products can also perform an Inhibition/Enhancement LAL assay and a Glucan assay.  The Inhibition/Enhancement LAL assay determines whether a test specimen interferes with the LAL assay (i.e., whether a particular sample can be validly tested).

•
The Glucan assay is designed for investigational purposes to validate that products are free of (1,3)-ß-D glucans.  This test is intended for research purposes only and is not to be used for diagnostic testing.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01        Conflict Minerals Disclosure

The Company contracts with a single manufacturer to manufacture the Endosafe Products that enter the stream of commerce.  The Company provides the specifications for the Endosafe Products and requires the manufacturer to source certain parts from specific corporations.

Each product contains tantalum and tin.  Tantalum and tin are necessary to the functionality and/or production of the Endosafe Products.

Tantalum is used in certain capacitors of the power circuitry.  Tantalum is used, rather than a different mineral, as it dramatically reduces the size of the capacitor and eliminates chemical disposal issues.  The Company requires the manufacturer to source the tantalum capacitors from a specific corporation.

Tin is used to solder electronic components on the printed circuit boards.  Tin is the predominant mineral in the industry to perform wave soldering and/or reflow soldering of PC boards as it ensures reliable performance.

Description of Reasonable Country of Origin Inquiry Efforts

The manufacturer certified to CRL on February 18, 2014 that none of the Conflict Minerals contained in the products it sourced originated in the Covered Countries.  The corporation that provides the tantalum capacitors guarantees on its website that the tantalum is one hundred percent (100%) conflict free.

Conclusion Based on Reasonable Country of Origin Inquiry

The Company reasonably believes that the minerals are conflict-free based on the certification it received from the manufacturer and the guarantee on the public website.  While the Company is required to file this Form SD, it is not required to conduct supply chain due diligence or prepare a conflict minerals report.

Conflicts Mineral Disclosure

This information is publicly available at www.criver.com at the SEC filings link on the investor relations page.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

By:	/s/ James C. Foster	Date: May 30, 2014

Name:	James C. Foster
Title:	Chief Executive Officer and Chairman of the Board

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